Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Participate in the Evercore ISI 3rd Annual Virtual HealthCONx Conference

LAVAL, Quebec—Nov. 24, 2020— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will participate in a fireside chat at the Evercore ISI 3rd Annual Virtual HealthCONx Conference.

Presentation Details:

Event: Evercore ISI 3rd Annual Virtual HealthCONx Conference
Date: Thursday, December 3, 2020
Time: 10:30 a.m. EST

A live webcast of the fireside chat may be accessed on the Events and Presentations page under the Investors & News section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many dermatologic disorders, including atopic dermatitis (AD). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:
BELLUS Health
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Solebury Trout
Julia Deutsch
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.